Burcon NutraScience Corporation

Consolidated Financial Statements

March 31, 2020 and 2019

(Prepared in Canadian dollars)

Independent auditor’s report

To the Shareholders of Burcon NutraScience Corporation

________________________________________________________________________________________________

Our opinion

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Burcon NutraScience Corporation and its subsidiaries (together, the Company) as at March 31, 2020 and 2019, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

What we have audited

The Company’s consolidated financial statements comprise:

∙ the consolidated balance sheets as at March 31, 2020 and 2019;

∙ the consolidated statements of operations and comprehensive loss for the years then ended;

∙ the consolidated statements of changes in shareholders’ equity for the years then ended;

∙ the consolidated statements of cash flows for the years then ended; and

∙ the notes to the consolidated financial statements, which include a summary of significant accounting policies.

________________________________________________________________________________________________

Basis for opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada. We have fulfilled our other ethical responsibilities in accordance with these requirements.

________________________________________________________________________________________________
Other information

Management is responsible for the other information. The other information comprises the Management’s Discussion and Analysis.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7
T: +1 604 806 7000, F: +1 604 806 7806

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

________________________________________________________________________________________________
Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

________________________________________________________________________________________________
Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

∙ Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

∙ Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

∙ Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

∙ Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

∙ Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

∙ Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditor’s report is Kevin Bromley.

(Signed) “PricewaterhouseCoopers LLP”

Chartered Professional Accountants

Vancouver, British Columbia, Canada

June 29, 2020

BURCON NUTRASCIENCE CORPORATION Consolidated Balance Sheets As at March 31, 2020 and March 31, 2019
(Prepared in Canadian dollars)

	March 31, 2020	March 31, 2019
	$	$
ASSETS
Current assets
Cash and cash equivalents	15,030,988	489,215
Amounts receivable (notes 4 and 11)	332,248	126,605
Inventory	132,142	-
Prepaid expenses	289,278	307,997
	15,784,656	923,817

Property and equipment (note 3)	470,504	284,689
Deferred development costs – net of accumulated amortization of $nil (2019 - $nil)	1,554,584	-
Investment in and loan to Merit Functional Foods Corporation (note 4)	12,204,538	-
Goodwill	1,254,930	1,254,930

	31,269,212	2,463,436

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities (note 11)	1,067,251	633,209
Short-term loan (note 6)	-	1,250,000
Derivative liability (note 5)	-	5,384
Convertible note (note 5)	-	1,990,686
Deferred revenue	275,578	-
Accrued interest (notes 5 and 6)	249,310	564,251
	1,592,139	4,443,530

Convertible debentures (note 5)	6,731,350	-
	8,323,489	4,443,530

SHAREHOLDERS’ EQUITY (note 7)
Capital stock	98,046,103	73,361,133
Contributed surplus	9,030,861	9,001,467
Options	9,673,821	9,184,852
Warrants	1,792,168	199,117
Convertible debentures (note 5)	2,762,927	-
Deficit	(98,360,157)	(93,726,663)

	22,945,723	(1,980,094)

	31,269,212	2,463,436
Subsequent events (note 16)

Approved by the Board of Directors

“Douglas Gilpin”	“D. Lorne Tyrrell”
_________________________________	_________________________________
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

BURCON NUTRASCIENCE CORPORATION Consolidated Statements of Operations and Comprehensive Loss Years ended March 31, 2020 and 2019
(Prepared in Canadian dollars)

	2020	2019
	$	$

REVENUE
Royalty income (note 1(b))	31,134	40,177

EXPENSES
Research and development (note 8)	721,851	1,692,519
Intellectual property	846,137	1,217,949
General and administrative (notes 9 and 11)	2,186,273	1,681,882

	3,754,261	4,592,350

LOSS FROM OPERATIONS	(3,723,127)	(4,552,173)

INTEREST AND OTHER INCOME (notes 4 and 11)	247,918	77,177

MANAGEMENT FEE INCOME (notes 4 and 11 )	364,210	14,896

SHARE OF LOSS IN MERIT FUNCTIONAL FOODS CORPORATION (note 4)	(939,806)	-

INTEREST EXPENSE (notes 5, 6 and 11)	(589,277)	(324,259)

FOREIGN EXCHANGE GAIN	2,153	6,982

LOSS ON DISPOSAL OF EQUIPMENT	(949)	-

CHANGE IN FAIR VALUE OF DERIVATIVE LIABILITY (note 5)	5,384	-

LOSS AND COMPREHENSIVE LOSS FOR THE YEAR	(4,633,494)	(4,777,377)

BASIC AND DILUTED LOSS PER SHARE (note 10)	(0.06)	(0.11)

The accompanying notes are an integral part of these consolidated financial statements.

BURCON NUTRASCIENCE CORPORATION Consolidated Statements of Changes in Shareholders’ Equity Years ended March 31, 2020 and 2019
(Prepared in Canadian dollars)

	Number of fully paid common shares	Capital stock $	Contributed surplus $	Options $	Warrants $	Convertible debentures $	Deficit $	Total shareholders’ equity $

Balance - March 31, 2018	43,941,536	73,361,133	7,599,389	10,329,057	4,723	-	(88,949,286)	2,345,016

Loss and comprehensive loss for the year	-	-	-	-	-		(4,777,377)	(4,777,377)

Options cancelled	-	-	1,397,355	(1,397,355)	-	-	-	-

Warrants issued	-	-	-	-	199,117	-	-	199,117

Warrants expired	-	-	4,723	-	(4,723)	-	-	-

Stock-based compensation expense	-	-	-	253,150	-	-	-	253,150

Balance - March 31, 2019	43,941,536	73,361,133	9,001,467	9,184,852	199,117	-	(93,726,663)	(1,980,094)

Loss and comprehensive loss for the year	-	-	-	-	-	-	(4,633,494)	(4,633,494)

Shares issued	51,503,003	25,149,059	-	-	-	-	-	25,149,059

Share issue costs	-	(1,398,921)	-	-	-	-	-	(1,398,921)

Options exercised	173,000	118,350	-	(47,279)	-	-	-	71,071

Options cancelled	-	-	29,394	(29,394)	-		-	-

Warrants issued	-	-	-	-	2,030,058		-	2,030,058

Warrant issue costs	-	-	-	-	(237,890)		-	(237,890)

Warrants exercised	1,182,099	816,482	-	-	(284,538)		-	531,944

Warrant adjustment	-	-	-	-	85,421	-	-	85,421

Convertible debentures	-	-	-	-	-	2,762,927	-	2,762,927

Stock-based compensation expense	-	-	-	565,642	-	-	-	565,642

Balance – March 31, 2020	96,799,638	98,046,103	9,030,861	9,673,821	1,792,168	2,762,927	(98,360,157)	22,945,723

The accompanying notes are an integral part of these consolidated financial statements.

BURCON NUTRASCIENCE CORPORATION Consolidated Statements of Cash Flows Years ended March 31, 2020 and 2019
(Prepared in Canadian dollars)

	2020	2019
	$	$

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	(4,633,494)	(4,777,377)
Items not affecting cash
Amortization of property and equipment	37,290	100,248
Unrealized foreign exchange gain	(1,798)	(2,261)
Interest accretion	(144,343)	-
Interest expense	472,020	324,259
Change in fair value of derivative liability	(5,384)	-
Share of loss in Merit Functional Foods Corporation	939,806	-
Loss on disposal of equipment	949	-
Financing expense	85,420	145,214
Stock-based compensation expense	514,983	253,148
	(2,734,551)	(3,956,769)
Changes in non-cash working capital items
Amounts receivable	(205,643)	27,684
Inventory	(132,142)	-
Prepaid expenses	18,719	(77,392)
Accounts payable and accrued liabilities	39,806	(140,469)
Deferred revenue	275,578	-
	(2,738,233)	(4,146,946)

CASH FLOWS FROM INVESTING ACTIVITIES
Investment in Merit Functional Foods Corporation	(13,000,000)	-
Development costs deferred	(1,467,076)	-
Acquisition of property and equipment	(101,187)	(18,555)
	(14,568,263)	(18,555)

CASH FLOWS FROM FINANCING ACTIVITIES
Issue of capital stock	25,752,074	-
Issue of warrants	1,780,752	-
Issue of convertible debentures	9,500,000	-
Issue costs	(1,381,417)	(18,410)
Short-term loan	250,000	1,250,000
Repayment of convertible note	(2,508,520)	-
Repayment of short-term loan	(1,546,418)	-
	31,846,471	1,231,590

FOREIGN EXCHANGE GAIN ON CASH AND CASH EQUIVALENTS	1,798	2,261

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	14,541,773	(2,931,650)

CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR	489,215	3,420,865

CASH AND CASH EQUIVALENTS – END OF YEAR	15,030,988	489,215

INTEREST RECEIVED	79,812	18,018

The accompanying notes are an integral part of these consolidated financial statements.

BURCON NUTRASCIENCE CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS March 31, 2020 and 2019 (Prepared in Canadian dollars)

1. Nature of operations

Burcon NutraScience Corporation (“Burcon” or the “Company”) is an incorporated entity headquartered in Vancouver, British Columbia, Canada.

Burcon is a research and development company that has developed plant protein extraction and purification technology in the field of functional, renewable plant proteins. The Company has an extensive portfolio of composition, application and process patents covering novel plant-based proteins derived from pea, canola, soy, hemp, sunflower seed and more.

a) Peazazz®, Peazac®, Puratein®, Supertein® and Nutratein®

Burcon has developed novel pea proteins that it has branded Peazazz® and Peazac®. In 2017, Peazazz® and Peazac® pea proteins achieved US self-affirmed GRAS (“Generally Recognized As Safe”) status, and the US Food and Drug Administration (“US-FDA”) formally acknowledged receipt of Burcon’s GRAS notification for Peazazz® and Peazac® in October 2019.

Burcon has developed three canola protein products, Puratein®, Supertein® and Nutratein®. In 2008, Puratein® and Supertein® achieved US self-affirmed GRAS status, and the US-FDA formally acknowledged receipt of Burcon’s GRAS notification for Puratein® and Supertein® in 2010.

On May 23, 2019, Burcon, entered into a shareholders’ agreement with two other entities to become shareholders of Merit Functional Foods Corporation (“Merit Foods”), to build a new commercial production facility in Western Canada to produce its pea and canola protein products. See note 4 for further details.

On May 23, 2019, Burcon entered into a license agreement with Merit Foods granting Merit Foods an exclusive, royalty-bearing, worldwide license to use and exploit Burcon’s pea, pulse, and canola protein technologies required to produce, market and sell Burcon’s pea, pulse and canola proteins (collectively the “Products”). See note 4 for further details.

b) CLARISOY®

Burcon has a 20-year Soy Agreement with ADM to license its CLARISOY® technology to ADM on an exclusive basis to produce, market and sell CLARISOY® soy protein worldwide. The terms of the Soy Agreement include the license to ADM of all intellectual property, including know-how and trade secrets concerning the manufacture and use of CLARISOY®, the engineering and design by ADM of an initial commercial CLARISOY® production plant and a royalty structure that incorporates financial incentives for ADM to expand sales globally. ADM will make royalty payments to Burcon on the sales of CLARISOY® under the Soy Agreement. Maintaining the CLARISOY® soy protein patent portfolio during the term of the Soy Agreement is the responsibility of Burcon. Since signing the agreement, Burcon has filed additional patent applications to seek important commercial protection for the production and use of CLARISOY®. ADM has elected to include these applications to the license and, if granted, could lengthen the royalty term under the Soy Agreement to at least the year 2035. In November

BURCON NUTRASCIENCE CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS March 31, 2020 and 2019 (Prepared in Canadian dollars)

2016, ADM confirmed that it has fully commissioned the first full-scale CLARISOY® production facility at its North American headquarters in Decatur, Illinois.

c) COVID-19

The COVID-19 outbreak was declared as a pandemic by the World Health Organization on March 11, 2020. Globally, governments worldwide have focused on containment of the outbreak and the prevention of further spread. Since the outbreak, global economies have been impacted as governments have imposed restrictions such as travel bans, self-imposed quarantines, social distancing and temporary closures of non-essential businesses. In response to the COVID-19 pandemic, Burcon implemented measures to ensure the safety of work conditions for its staff at the Winnipeg Technical Centre and at its head office in Vancouver. To-date, the COVID-19 pandemic has not had significant adverse effect on Burcon’s business.

2. Significant accounting policies

Basis of presentation

These consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the IFRS Interpretations Committee (“IFRIC”).

The Company has consistently applied the same accounting policies throughout all periods presented. The board of directors approved these consolidated financial statements on June 25, 2020.

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries, Burcon NutraScience (MB) Corp. (“Burcon-MB”) and Burcon NutraScience Holdings Corp. (“Burcon Holdings”). A subsidiary is an entity in which the Company has control, directly or indirectly. Under IFRS 10, an investor controls an investee if and only if the investor has power over the investee, exposure, or rights, to variable returns from its involvement with the investee, and the ability to use its power over the investee to affect the amount of the investor's returns. All material intercompany transactions and balances have been eliminated on consolidation.

Details of the Company’s subsidiaries at March 31, 2020 are as follows:

	Place of	Interest
	incorporation	%	Principal activity

Burcon NutraScience (MB) Corp.	Manitoba, Canada	100	Research and development
Burcon NutraScience Holdings Corp.	Canada	100	Investment holding

BURCON NUTRASCIENCE CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS March 31, 2020 and 2019 (Prepared in Canadian dollars)

Investment in Associates

An associate is an entity over which the Company has significant influence. Significant influence is the power to participate in the financial and operating policy of the investee without the power to control or jointly control those policies.

The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting. Under the equity method, an investment in an associate is initially recognized in the consolidated balance sheets at cost and adjusted thereafter to recognize the Company’s share of the profit or loss and other comprehensive income of the associate. Changes in the net assets of the associate other than profit or loss and other comprehensive income are not accounted for unless such changes resulted in changes in ownership interest held by the Company. When the Company’s share of losses of an associate or a joint venture exceeds the Company’s interest in the associate, which includes any long-term interests that, in substance, form part of the Company’s net investment in the associate, the Company discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate.

The Company determines whether it is necessary to recognize any impairment loss with respect to the Company’s investment in an associate. When necessary, the carrying amount of the investment is tested for impairment by comparing the recoverable amount with it’s carrying amount of the investment. Any reversal of that impairment loss is recognized to the extent that the recoverable amount of the investment subsequently increases.

Revenue recognition

The Company recognizes revenue when the amount of revenue can be reliably measured, and it is probable that future economic benefits will flow to the Company. The Company may earn revenues from licensing agreements under which third parties are granted rights to use the Company’s technologies.

If the substantive rights to the technologies are retained by the Company, or the Company has remaining performance obligations under the licensing agreements, and as such not all of the risks and rewards have been transferred to the licensee, the Company recognizes amounts received or receivable as royalties when earned on an accrual basis.

At the point when all of the risks and rewards associated with the use of the technologies have, in substance, been relinquished under the licensing agreements, the Company recognizes the fair value of future payments expected to be received as proceeds from the sale of the technologies in the consolidated statements of operations and comprehensive loss, once the expected future payments can be reliably measured.

BURCON NUTRASCIENCE CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS March 31, 2020 and 2019 (Prepared in Canadian dollars)

Upfront payments and similar non-refundable payments received under these agreements are initially recognized as deferred revenue. Subsequently, if the Company recognizes royalty revenue, the amounts deferred are recognized as revenue on a straight-line basis over the estimated period royalties are expected to be earned commencing in the period royalties are first recognized as revenue. Otherwise, the deferred amounts are recognized as sale proceeds at the date of sale of the technologies.

License agreements may consist of multiple elements and provide for varying consideration terms, such as upfront payments and milestone or similar payments. Revenue arrangements with multiple elements are reviewed in order to determine whether the multiple elements can be divided into separate units of accounting. If separable, the consideration received is allocated among the separate units of accounting based on their respective fair values, and the applicable revenue recognition criteria are applied to each of the separate units. Otherwise, the applicable revenue recognition criteria are applied to the revenue arrangement as a single unit.

Accounting estimates

The preparation of consolidated financial statements in accordance with IFRS requires management to apply judgment when making estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements, the reported amount of revenue and expenses during the reporting period, and disclosures made in the accompanying notes to the consolidated financial statements. Actual results may differ from those estimates.

The significant areas where management’s judgment is applied are in determining the fair value of stock-based compensation (see note 7 for assumptions used by management), derivative liability (see note 5 for assumptions used by management), whether all criteria for deferring development costs are met, the point at which amortization of development costs commences, the expense allocation to deferred development costs and the recoverable amount of goodwill, and the discount rate used to fair value the loans receivable from Merit Functional Foods following their modification (note 4).

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit with banks and highly liquid short-term interest bearing securities with maturities at the date of purchase of three months or less.

Financial instruments

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Financial assets and liabilities are offset and the net amount is reported in the consolidated balance sheets when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

BURCON NUTRASCIENCE CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS March 31, 2020 and 2019 (Prepared in Canadian dollars)

At initial recognition, the Company classifies its financial instruments in one of the following categories: amortized cost, fair value through profit or loss, and fair value through other comprehensive income.

Derivatives are recognized initially and subsequently at fair value. Transaction costs are expensed in the consolidated statements of operations and comprehensive loss. Gains and losses arising from changes in fair value are presented in the consolidated statements of operations and comprehensive loss, through profit or loss, in the period in which they arise.

Financial assets carried at amortized cost, which include loans and receivables are initially recognized at the amount expected to be received, less a provision for the expected credit loss. Subsequently, financial assets carried at amortized cost are measured at amortized cost using the effective interest method less a provision for the expected credit loss. The Company classifies its cash and cash equivalents and amounts receivable as financial assets carried at amortized cost.

Other financial liabilities are initially recognized at the amount required to be paid, less, when material, a discount to reduce the payables to fair value. Subsequently, other financial liabilities are measured at amortized cost using the effective interest method.

At each reporting date, the Company assesses whether there is objective evidence that a financial asset is impaired. If such evidence exists, the Company recognizes an impairment loss, as follows:

Financial assets carried at amortized cost: the impairment loss is the difference between the carrying value of the asset and the amortized cost of the financial asset, less the expected credit loss. The carrying amount of the asset is reduced by this amount which is recognized in the consolidated statements of operations and comprehensive loss, through profit or loss. Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the expected credit loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

Transaction costs of an equity transaction are accounted for as a deduction from equity to the extent that they are incremental costs directly attributable to the equity transaction that otherwise would have been avoided. Qualifying transaction costs incurred prior to the Company’s year-end in anticipation of an issuance of equity instruments subsequent to the Company’s year-end are deferred on the consolidated balance sheets until the equity instruments are issued.

Property and equipment

Property and equipment are recorded at cost less accumulated amortization. The Company provides for amortization using the declining balance method at the following annual rates:

Equipment	20%
Computer equipment	30%

BURCON NUTRASCIENCE CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS March 31, 2020 and 2019 (Prepared in Canadian dollars)

Inventories

Inventories are recorded at the lower of cost and net realizable value.

Impairment of long-lived assets

The Company tests property and equipment for impairment whenever events or circumstances indicate that the carrying value of an asset or group of assets may not be recoverable. Intangible assets that are not being amortized are tested annually for impairment and also if the Company identifies indicators of impairment. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows (cash-generating units). The evaluation is based on the higher of the asset’s fair value less costs of disposal and its value in use, which is the present value of future cash flows expected to be derived from the asset in its current state. An impairment loss is recognized in the period it is determined to the extent that the carrying value exceeds the higher of fair value less costs to sell and value in use of the asset or group of assets.

Research and development costs

Research costs are expensed in the period incurred. Development costs are also expensed in the period incurred unless the related process is clearly defined and the costs attributable thereto can be reliably measured; the technical feasibility of the process has been established so that it will be available for use or sale; management has indicated its intention to produce and market, or use, the process; an ability to use or sell the process exists; the process will generate probable future economic benefits; and adequate resources exist, or are expected to be available, to complete the development and to use or sell the process.

Goodwill

Goodwill represents the excess at the date of acquisition of the cost of the acquired business over the fair values attributed to the underlying net tangible assets and the identifiable intangible assets. Goodwill is not amortized.

On at least an annual basis, or when circumstances indicate the carrying value of goodwill may not be recoverable, the Company subjects goodwill to an impairment test. For impairment testing purposes, the carrying value of goodwill is allocated to the group of assets that realize the benefits of the acquisition. The impairment assessment is performed by comparing the carrying value of the group of assets, including the allocated carrying value of goodwill, to the higher of its fair value less costs to sell and its value in use, which is the present value of future cash flows expected to be derived from the group of assets in their current state. If the carrying amount of the group of assets exceeds the recoverable amount, an impairment loss is charged to operations in the period such impairment is identified, allocated first to reducing the carrying amount of the goodwill allocated to the group, and then to the other assets of the group.

BURCON NUTRASCIENCE CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS March 31, 2020 and 2019 (Prepared in Canadian dollars)

Income taxes

The Company uses the balance sheet liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Deferred income tax assets and liabilities are recognized in the current period for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. Deferred income tax assets and liabilities are measured using substantively enacted tax rates and laws expected to apply in the years in which those temporary differences are expected to be recovered or settled. Deferred income tax assets are recognized only to the extent they are considered probable to be realized.

Government assistance

The Company carries out research and development in Canada that is eligible for Scientific Research and Experimental Development (“SR&ED”) Investment Tax Credits (“ITC”) at both the federal and provincial level. The Company has recognized the refundable portion of ITC at the provincial level but has not recognized the benefits of ITC at the federal level because realization of these benefits is not probable at this time. The Company’s determination of ITC involves uncertainty with respect to management’s interpretation of complex tax regulations. The ITC claims are subject to review and acceptance by the Canada Revenue Agency prior to collection.

Stock-based compensation

The Company accounts for stock-based compensation granted to employees using the fair value method calculated using the Black-Scholes option pricing model. Stock-based compensation granted to non-employees is measured at the fair value of the goods and services received unless the fair value cannot be measured reliably, in which case the amount is measured using the fair value of the options granted. For options granted to employees and those providing similar services, including officers and directors, the compensation cost is measured at the fair value of the equity instrument granted at the date of grant and is expensed to operations over the award’s vesting period. When stock options are exercised, capital stock is credited by the sum of the consideration paid and by the related portion previously recorded in options. Additional information related to the stock option plan and the assumptions used in the Black-Scholes option pricing model are provided in note 7(c).

Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing the net earnings (loss) for the period available to common shareholders by the weighted average number of common shares outstanding during the period. The Company applies the treasury stock method to calculate diluted earnings (loss) per share. Diluted earnings (loss) per share excludes all dilutive potential common shares if their effect is anti-dilutive.

BURCON NUTRASCIENCE CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS March 31, 2020 and 2019 (Prepared in Canadian dollars)

Foreign currency translation

a) Functional and presentation currency

Items included in the financial statements of each consolidated entity are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). These consolidated financial statements are presented in Canadian dollars, which is the Company’s and its subsidiary’s functional currency.

b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transactions. Generally, foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at period- end exchange rates of monetary assets and liabilities denominated in currencies other than an operation’s functional currency are recognized in the consolidated statements of operations and comprehensive loss.

Newly adopted accounting standards and amendments

IFRS 16 - Leases

Effective April 1, 2019, the Company has adopted IFRS 16 - Leases, which requires, among other things, leases to recognize leases traditionally recorded as operating leases in the same manner as a financing lease.

The Company applied IFRS 16 on a modified retrospective basis and it did not have a significant impact on the consolidated financial statements.

BURCON NUTRASCIENCE CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS March 31, 2020 and 2019 (Prepared in Canadian dollars)

3. Property and equipment

		Computer
	Equipment	equipment	Total
	$	$	$

Cost at March 31, 2019	3,777,382	85,662	3,863,044
Current period additions	241,683	19,218	260,901
Current period disposals	-	(3,764)	(3,764)
Cost at March 31, 2020	4,019,065	101,116	4,120,181

Accumulated amortization at March 31, 2019	3,501,562	76,793	3,578,355
Current period amortization	68,916	5,221	74,137
Current period disposals	-	(2,815)	(2,815)
Accumulated amortization at March 31, 2020	3,570,478	79,199	3,649,677

Net book value at March 31, 2020	448,587	21,917	470,504

		Computer
	Equipment	equipment	Total
	$	$	$

Cost at March 31, 2018	3,770,739	85,662	3,856,401
Current period additions	6,643	-	6,643
Cost at March 31, 2019	3,777,382	85,662	3,863,044

Accumulated amortization at March 31, 2018	3,405,115	72,992	3,478,107
Current period amortization	96,447	3,801	100,248
Accumulated amortization at March 31, 2019	3,501,562	76,793	3,578,355

Net book value at March 31, 2019	275,820	8,869	284,689

4. Investment in and loan to Merit Functional Foods Corporation

On May 23, 2019, Burcon, through a new wholly-owned subsidiary incorporated on May 22, 2019, Burcon Holdings, entered into a shareholders’ agreement (the “Shareholders’ Agreement”) with two other entities to become shareholders of Merit Foods, to build and own a new commercial production facility in Western Canada to produce, sell, market and distribute Burcon’s Peazazz® and Peazac® pea proteins, Burcon’s Puratein®, Supertein® and Nutratein® canola proteins, as well as Burcon’s new pea and canola protein blends that it has branded Nutratein-PS™ and Nutratein-TZ™.

Burcon Holdings holds 40% of the issued and outstanding shares of Merit Foods, and the two other parties hold 40% and 20%, respectively. Each shareholder made its respective capital loan advances in June, September, December 2019 and February 2020 by way of shareholder loans totalling $32.5 million (the “Merit Shareholder Loans”).

BURCON NUTRASCIENCE CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS March 31, 2020 and 2019 (Prepared in Canadian dollars)

Summary financial position for Merit Foods as at March 31, 2020

As at March 31,
2020
$
Current assets	5,828,739
Non-current assets	36,056,689
Current liabilities	11,369,931
Non-current liabilities	6,653,724

Summary financial results for Merit Foods

Period ended
March 31,
2020[1]
$

Total revenue	375,312
Loss and comprehensive loss for the period	(2,349,515)

As at March 31, 2020, Burcon Holdings has made capital loan advances of $13.0 million to Merit Foods in the form of shareholder loans.

	Investment in	Capital	Loan receivable	Total net
	Share capital	Contribution	$	investment
	$	$		$

At inception	1	-	11,000,000	11,000,001
Modification to loan terms		8,871,512	(8,871,512)	-
Capital loan advance	-	1,613,002	386,998	2,000,000
Share of loss in Merit Foods	-	(939,806)	-	(939,806)
Interest accretion	-	-	144,343	144,343

Net Investment in Merit Foods, March 31, 2020	1	9,544,708	2,659,829	12,204,538

__________________________________
1 Merit Foods was incorporated on May 15, 2019. As a result, information in this table represents certain financial information of Merit Foods from the date of its incorporation to March 31, 2020.

BURCON NUTRASCIENCE CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS March 31, 2020 and 2019 (Prepared in Canadian dollars)

On inception, the Merit Shareholder Loans were recorded as loan receivable. In December 2019, the terms of the Merit Shareholder Loans were finalized. The loans are non-interest bearing, unsecured, subordinated to Merit Foods’ other secured and unsecured debts, have a term of 15 years, and may be repaid by Merit Foods, without penalty or bonus, on a pro-rata basis based on the proportionate share of each shareholder’s loan outstanding in relation to the other shareholders of Merit Foods applied to the outstanding principal amounts. As a result, Burcon recalculated the fair value at that date, resulting in a reduction of the fair value of the loan receivable that was transferred to a capital contribution account. Notional interest is accruing on the loan receivable at 11% per annum, which is considered to be the market rate of interest. The Company has recorded interest accretion of $144,343 from the inception date of these loans to March 31, 2020.

On May 23, 2019, Burcon entered into a license agreement (the “License Agreement”) with Merit Foods granting Merit Foods an exclusive, royalty-bearing, worldwide license to use and exploit Burcon’s Products. Under the terms of the License Agreement, Merit Foods will have the exclusive rights across all geographic regions and all product uses for Burcon’s pulse protein (including pea) and canola protein technologies (the “License”). Burcon will receive running royalties on the net revenue (as defined in the License Agreement) from the sales of the Products by Merit Foods. Burcon will be responsible for the technology transfer to Merit Foods, and will also provide assistance, under a services agreement, to support the design, construction and commissioning of the commercial protein production facility.

Merit Foods has agreed to develop, build and commission an initial production facility within a specified amount of time to manufacture the Products. Merit Foods will also, within a specified time period, provide written notice to Burcon to advise whether it will or will not increase its annual production capacity of the Products to develop, build and commission a full commercial scale production facility (the “Full Commercial Production Facility”). If Merit Foods expands production to the Full Commercial Production Facility, the royalty rate will reduce to a lower percentage rate. The royalty rate may also reduce if the exclusive license is converted to a non-exclusive license or if a certain Burcon patent does not grant within a specified time.

The License Agreement has a term of the greater of twenty years and the last to expire of Burcon patents that are being used to produce products under the License Agreement. The License Agreement provides Burcon with the right to convert the exclusive license to a non-exclusive license under certain conditions. As long as the License is exclusive, Burcon will be responsible for the filing, prosecution and maintenance of Burcon patent rights in certain countries.

Burcon has a services agreement (the “Services Agreement”) with Merit Foods to provide technical, administrative and general management services, research and analytical services and sample production services based on rates set out in the Services Agreement. For the period March 31, 2020, included in interest and other income is $464,780 (2019 - $nil) for technical services provided and sample production by the Company to Merit Foods, of which $110,594 was included in amounts receivable at March 31, 2020 (March 31, 2019 - $nil).

BURCON NUTRASCIENCE CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS March 31, 2020 and 2019 (Prepared in Canadian dollars)

In May 2020, Burcon announced that Merit Foods has secured a debt financing package of up to $85 million of capital from a syndicate of lenders including Export Development Canada (“EDC”), Farm Credit Canada and the Canadian Imperial Bank of Commerce. Merit Foods’ shareholders, including Burcon Holdings, were required to pledge their shares in Merit Foods as security under the loan facilities from EDC. In connection with the loan facilities from EDC, Merit Foods must fulfill various obligations, including the establishment and maintenance of a cost overrun account in a prescribed amount in connection with the costs related to the construction of the Flex Production Facility. $6.5 million of this amount is permitted to be funded by way of a letter of credit (“LC”). To assist Merit Foods to fulfill this obligation, Burcon Holdings obtained the LC from HSBC Bank Canada (“HSBC”) in April 2020, which is secured by a term deposit with HSBC in the same amount. In connection with the LC, Burcon Holdings entered into a short-term loan agreement (the “Loan Agreement”) with Merit Foods in the amount of $6.5 million (the “Loan”). The Loan and the commitment by Burcon Holdings to maintain the LC will terminate no later than September 30, 2020, unless extended by mutual agreement. The Loan bears interest at 5% per annum, compounded annually, payable by way of a lump sum balloon payment at the end of the term. Under the Loan Agreement, Burcon Holdings has the option to contribute the amount of the Loan as a capital contribution to Merit Foods in certain circumstances including if the other shareholders of Merit Foods are unable to deliver a letter of credit in favour of EDC for their entire pro rata share of the LC amount by September 30, 2020. If EDC draws on the LC prior to September 30, 2020 and each of the other shareholders of Merit Foods are unable to reimburse Burcon Holdings for such other shareholder’s entire pro rata share of the amount of such draw within the time period set out in the Loan Agreement, then the draw amount will be deemed a capital contribution by Burcon Holdings and its shareholding interest in Merit Foods will be increased.

In addition, Burcon has provided a guarantee in favour of EDC’s senior loan facility and subordinate loan facility to Merit Foods (the “Guarantees”), pursuant to which Burcon agreed to guarantee all of the indebtedness, liabilities and obligations to Merit Foods under the loan agreements between EDC and Merit Foods. The aggregate maximum liability of Burcon under the Guarantees is limited to $4.0 million. The Guarantees contain provision dealing with when Burcon’s guarantee may be reduced in the event that Merit Foods is able to obtain certain other government sources of funding, subject to certain conditions being met.

5. Convertible debentures and convertible note

Convertible debentures

On December 10, 2019, the Company issued convertible debentures (the “Debentures”) through a non-brokered private placement for an aggregate principal amount of $9.5 million. Certain directors and an officer of the Company subscribed for Debentures totalling $2 million in principal amount. Each Debenture consists of $1,000 principal amount, bears interest at a rate of 8.5% per annum, payable semi-annually in arrears and is unsecured. The principal amount outstanding under the Debentures and all accrued and unpaid interest thereon will be payable in cash on December 10, 2022. The Debentures will be convertible at the option of the holder, in whole or in part, into common shares of the Company at a conversion price of $1.05 per share. Burcon has the right, at its sole discretion, to force the conversion of the Debentures if the shares trade at or above $2.15 for a period of 14 consecutive trading days. The Company incurred issue costs of $228,432, of which $156,600 were finder’s fees at 4.5% of the gross proceeds received from investors introduced to the Company by the finders.

BURCON NUTRASCIENCE CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS March 31, 2020 and 2019 (Prepared in Canadian dollars)

The Debentures are a level 3 financial liability with an embedded conversion feature. As a result, the debt and equity components were bifurcated, and the instrument valued to par at the issuance date. The value assigned to the liability at December 10, 2019 was the present value of the contractually determined stream of future cash flows discounted at 24%, being the rate estimated to be equivalent to that which the market would apply to an instrument with comparable credit status and provide substantially the same cash flows, on the same terms, but without the conversion option. From the date of issuance, the liability component is accreted up to its principal value using the effective interest method, with the charge recorded in the consolidated statement of operations and comprehensive loss. The initial fair value of the debt as at December 10, 2019 was estimated to be $6,508,641. The residual amount of $2,762,927 was recognized within equity as the value of the conversion option. For the year ended March 31, 2020, the Company recorded interest expense of $472,020.

Convertible note

The Company had a convertible note (the “Note”) with Large Scale Investments Limited (“Large Scale’), a wholly owned subsidiary of Firewood Elite Limited (“Firewood”), for the principal amount of $2.0 million (the “Principal Amount”). Firewood, a related party of Burcon that has significant influence over the Company, is wholly owned by Mr. Alan Chan, a director of the Company.

The Note bore interest at 8% per annum, compounded monthly. The Principal Amount and accrued interest were payable on the earlier of May 12, 2019, the occurrence of an event of default as set out in the Note (the “Maturity Date”), or voluntary prepayment by the Company. Under the Note, Large Scale could convert the Principal Amount in whole or in part at $4.01 per share into common shares of the Company commencing on or after July 1, 2016 and up to and including the Maturity Date. Pursuant to the terms of the Note, the conversion price was adjusted upon completion of Burcon’s rights offering that completed in 2016 to $3.99 per share and further adjusted upon the completion of Burcon’s 2018 Rights Offering (note 7(a)) to $3.94 per share.

Burcon had the right, before the Maturity Date, upon written notice to Large Scale of not less than thirty days, to prepay in cash all or any portion of the Principal Amount by paying to Large Scale an amount equal to the Principal Amount to be prepaid multiplied by 110%. The payment of the Principal Amount and all accrued and unpaid interest thereon would be subordinated in right of payment to any amount owing in respect of secured indebtedness of the Company.

On May 21, 2019, the Company and Large Scale amended (the “Amendment”) the Note’s Maturity Date to June 21, 2019. The Amendment also provided Large Scale with the right to offset any amounts due to it under the Note against any obligations of Large Scale to pay for subscription proceeds of any rights offering that Burcon may conduct.

In connection with the 2019 Rights Offering (note 7(a)), Large Scale exercised its right to offset the amounts due under the Note against its obligations to pay for subscription proceeds under the 2019 Rights Offering. The offset was completed on June 25, 2019. The total amount offset under the Note included the principal amount and accrued interest of $2,565,022.

The conversion option was recorded as a derivative liability (note 14). Under the terms of the Note, there are certain conditions where the conversion price may be adjusted. Therefore, in accordance with IFRS, an obligation to issue shares for a price that is not fixed must be classified as a derivative liability and measured at fair value, with changes recognized in change in fair value of conversion option in the consolidated statement of operations and comprehensive loss.

BURCON NUTRASCIENCE CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS March 31, 2020 and 2019 (Prepared in Canadian dollars)

The conversion and prepayment options were recorded as a net derivative liability and measured at fair value, with changes in fair value recorded in the consolidated statement of operations and comprehensive loss. The fair value of the conversion and prepayment options was estimated based on a methodology for pricing convertible bonds using the Partial Differential Equation Method, with the following initial assumptions: expected volatility of 63%; expected dividend per share of $nil; risk-free rate of 0.60%, entity-specific credit spread, and expected life of 3 years. The assumptions as at March 31, 2019 were as follows: expected volatility of 99%, expected dividend per share of $nil; risk-free rate of 1.63%, initial entity-specific credit spread adjusted by the movement in the option adjusted spread of the Canada High Yield Index, and expected life of 1.1 years. The initial fair value of the net derivative liability was estimated as $189,705 as at the issue date of the Note. As at March 31, 2019, the fair value of the net derivative liability was estimated to be $5,384. Upon the offset by Large Scale of its obligations to pay for subscription proceeds under the 2019 Rights Offering, the net derivative liability was expensed during fiscal 2020 as financing expense.

6. Short-term loan

On November 13, 2018, the Company entered into a loan agreement with Large Scale to provide Burcon with an unsecured loan for up to $1.0 million (the “Loan”). On March 27, 2019, Burcon and Large Scale amended the loan (the “Loan Amendment”) to increase the principal amount available to $1.5 million. The Loan Amendment provided the Lender with the right to offset any amount due to it under the Note against any obligations of the Lender to pay for subscription proceeds of any rights offering that Burcon may conduct. During the three months ended June 30, 2019, the Company drew down $250,000 to the maximum principal amount available under the Loan.

The Loan bore interest at 18% per annum on the amount drawn, and 3% per annum on the undrawn portion. Burcon paid Large Scale a commitment fee of 1%, or $15,000, on the principal amount available under the Loan. The amounts drawn on the Loan and the accrued interest was payable on the earlier of June 3, 2019, the occurrence of an event of default as set out in the Loan, or voluntary prepayment by the Company.

In connection with the 2019 Rights Offering (note 7(a)), Large Scale exercised its right to offset the amounts due under the Loan against its obligations to pay for subscription proceeds under the 2019 Rights Offering. The offset was completed on June 25, 2019 for $1,436,629 against the principal amount. The balance of the principal amount of $63,371 and accrued interest of $107,173 was repaid to Large Scale in cash on June 28, 2019.

BURCON NUTRASCIENCE CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS March 31, 2020 and 2019 (Prepared in Canadian dollars)

7. Shareholders’ equity

a) Capital stock

Authorized

Unlimited number of common shares without par value

Equity Offering

On February 19, 2020, the Company completed a bought deal equity offering of 7,419,800 units (the “Units”) at a price of $1.55 per Unit for aggregate gross proceeds to the Company of $11.5 million (the “Offering”) and net proceeds of $10.3 million.

Each Unit consisted of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”). Each Warrant is exercisable to acquire one common share (a “Warrant Share”) until February 19, 2022 at an exercise price of $2.00 per Warrant Share. The fair value of the Warrants was estimated at $1,780,752 using the Black-Scholes pricing model and has been included in Warrants. As March 31, 2020, all of the Warrants were outstanding.

The agents received a cash commission of 7% of the gross proceeds and compensation options (Agents’ Warrants) entitling the agents to purchase up to 519,386 common shares. Each Agent’s Warrant is exercisable to acquire one common share of the Company at an exercise price of $2.00 per share until February 19, 2022. The fair value of the Agents’ Warrants was estimated at $249,305 using the Black-Scholes pricing model and has been included in Warrants. At March 31, 2020, all of the Agents’ Warrants were outstanding.

In addition to the Agents’ Warrants, the Company incurred total issue costs of $1.2 million related to the Offering.

2019 Rights Offering

On June 25, 2019, the Company completed a rights offering (the “2019 Rights Offering”) for 44,083,203 common shares at $0.35 per common share for gross proceeds of $15,429,121, and net proceeds of $15,284,430. Burcon issued to each shareholder as of the record date of May 30, 2019 one transferrable right (the “2019 Rights”) for each common share held by such shareholder. Every 2019 Right entitled the holder thereof to purchase one common share in the Company at a price of $0.35 per common share.

The Company’s directors, officers and persons controlling over 10% of the common shares of the Company agreed to exercise at least all of the 2019 Rights they were issued in connection with the 2019 Rights Offering for 14,306,740 common shares, representing 32.5% of the 2019 Rights Offering.

BURCON NUTRASCIENCE CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS March 31, 2020 and 2019 (Prepared in Canadian dollars)

Of the net proceeds of the 2019 Rights Offering, $2,565,022 were used to repay the convertible note and accrued interest to Large Scale (note 5) and $1,607,183 has been used to repay the Loan and accrued interest to Large Scale (note 6).

2018 Rights Offering

On February 13, 2018, the Company completed a rights offering (the “2018 Rights Offering”) for 6,114,361 common shares at $0.57 per common share for gross proceeds of $3,485,186, and net proceeds of $3.4 million. As consideration for providing a standby guarantee to purchase such common shares that were available to be purchased that would have resulted in a minimum of 4,728,397 common shares being issued under the 2018 Rights Offering, Dr. Allan Yap (“Dr. Yap”), the Company’s former Chairman and Chief Executive Officer, received share purchase warrants (“Standby Warrants”) to acquire up to 1,182,099 common shares at an exercise price of $0.69 per common share that would be exercisable up to February 13, 2020. Pursuant to the terms of the Standby Warrants, the exercise price was adjusted upon completion of the 2019 Rights Offering from $0.69 per share to $0.45 per share. Burcon recorded a warrant valuation adjustment of $85,420 during fiscal 2020. The Standby Warrants were exercised during fiscal 2020.

b) Contributed surplus

Contributed surplus comprises the value ascribed to expired warrants and options and forfeited vested options, previously categorized in either warrants or options, as applicable, within shareholders’ equity.

c) Options

The Company has a stock option plan in which all directors, officers, employees and consultants of the Company and its subsidiary are eligible to participate.

At March 31, 2020, 4,507,606 (2019 - 3,953,739) options to purchase common stock are outstanding from the stock option plan. These options, when vested under the terms of the plan, are exercisable at prices ranging between $0.23 and $9.60 per common share. An additional 5,172,357 (2019 - 440,414) options may be granted in future years under this plan. Unless otherwise determined by the board of directors, the options have a term of 10 years from the date of grant. The vesting terms are determined at the discretion of the board of directors at the time of grant. All grants are recognized using graded vesting, with each vesting tranche being valued separately, and the fair value of each tranche recognized over its respective vesting period.

BURCON NUTRASCIENCE CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS March 31, 2020 and 2019 (Prepared in Canadian dollars)

		2020		2019
		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price
		$		$
Outstanding - Beginning of year	3,953,739	3.46	3,595,549	4.32
Granted	757,000	1.88	680,000	0.23
Exercised	(173,000)	0.41	-	-
Cancelled	(30,133)	1.96	(321,810)	6.20

Outstanding - End of year	4,507,606	3.32	3,953,739	3.46

The following table summarizes information about stock options outstanding and exercisable at March 31, 2020:

	Options outstanding			Options exercisable
	Number	Weighted	Weighted	Number	Weighted
	outstanding	average	average	exercisable	average
Range of	at March	remaining	exercise	at March	exercise
exercise prices	31,	contractual	price	31,	price
	2020	life		2020
$		(years)	$		$
0.23 - 0.69	926,333	8.45	0.41	508,992	0.46
1.88 - 4.16	2,763,773	6.24	2.54	2,286,773	2.68
6.78 - 9.60	817,500	0.20	9.27	817,500	9.27

	4,507,606	5.60	3.32	3,613,265	3.86

The fair value of each option is estimated as at the date of grant or other measurement date using the Black-Scholes option pricing model and the following weighted average assumptions:

	2020	2019
Dividend yield	0.0%	0.0%
Expected volatility	75.1%	72.8%
Risk-free interest rate	1.3%	1.8%
Expected forfeitures	7.7%	8.1%
Expected average option term (years)	7.9	7.8

The expected forfeitures are based on historical forfeitures. The expected volatility is based on historical volatility and also historical volatilities of a group of comparable public companies. The risk-free rate of return is the yield on a zero-coupon Canadian treasury bill of a term consistent with the expected average option term. The expected average option term is the average expected period to exercise, based on the historical activity patterns for each individually vesting tranche.

BURCON NUTRASCIENCE CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS March 31, 2020 and 2019 (Prepared in Canadian dollars)

The weighted average fair value of the options granted during the year ended March 31, 2020 was $1.36 (2019 - $0.16) per option.

Included in research and development expenses is $16,757 (2019 - $118,912) (note 8) and in general and administrative expenses (salaries and benefits) is $469,472 (2019 - $134,236) (note 9) of stock-based compensation.

8. Research and development

	2020	2019
	$	$

Salaries and benefits (note 7)	549,714	1,143,105
Laboratory operation	88,663	284,629
Rent	39,924	87,157
Analyses and testing	24,143	64,416
Amortization of property and equipment	14,672	98,339
Travel and meals	4,735	14,873

	721,851	1,692,519

9. General and administrative

	2020	2019
	$	$

Salaries and benefits (note 7)	1,350,824	955,551
Professional fees	274,356	116,094
Office supplies and services (note 11)	165,050	190,708
Investor relations	131,646	67,437
Financing expense (notes 6 and 7(a))	88,920	189,977
Travel and meals	66,225	51,622
Other	81,963	79,499
Transfer agent and filing fees	27,289	30,994

	2,186,273	1,681,882

BURCON NUTRASCIENCE CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS March 31, 2020 and 2019 (Prepared in Canadian dollars)

10. Basic and diluted loss per share

The following table sets forth the computation of basic and diluted loss per share:

	2020	2019
	$	$

Loss for the year, being loss attributable to common shareholders - basic and diluted	(4,633,494)	(4,777,377)

Weighted average common shares - basic and diluted	78,935,751	43,941,536

Basic and diluted loss per share	(0.06)	(0.11)

For the years ended March 31, 2020 and 2019, the Company excluded all potential common share equivalents from the diluted loss per share calculation as they were anti-dilutive.

11. Related party transactions

The Company engaged an entity that is related by virtue of common officers for the following related party transactions:

Included in general and administrative expenses (office supplies and services) for the year ended March 31, 2020 is $75,006 (2019 - $75,006) for office space rental.

For the year ended March 31, 2020, included in general and administrative expenses (management fees) are $1,181 (2019 - $142), for services provided to the Company. At March 31, 2020, $11 (2019 - $22) of this amount is included in accounts payable and accrued liabilities. For the year ended March 31, 2020, included in interest and other income is $14,197 (2019 - $14,896) for management services provided by the Company. At March 31, 2020, $1,785 (2019 - $670), of this amount is included in amounts receivable.

Burcon has a Services Agreement with Merit Foods to provide technical, administrative and general management services, research and analytical services and sample production services based on rates set out in the Services Agreement. (See note 4 for details).

Certain directors and an officer subscribed for $2.0 million of the Debentures.

Burcon had the Loan (note 6) and Note (note 5) with Large Scale, a company that is wholly owned by Firewood. For the year ended March 31, 2020, included in interest expense is $56,502 (2019 - $277,842) related to the Note and $60,756 (2019 - $46,417) related to the Loan. Included in accrued interest as at March 31, 2020 is $nil (March 31, 2019 - $517,833) for the Note and $nil (March 31, 2019 - $46,418) for the Loan. During the year ended March 31, 2019, the Company recorded a commitment fee of $15,000 as financing expense (note 6) in connection with the Loan.

Upon completion of the 2019 Rights Offering, the exercise price for the share purchase warrants issued to Dr. Yap was adjusted from $0.69 per share to $0.45 per share. The Company recorded $85,420 as financing expense during fiscal 2020.

BURCON NUTRASCIENCE CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS March 31, 2020 and 2019 (Prepared in Canadian dollars)

12. Key management compensation

Key management includes the Company’s Chief Executive Officer and Chief Operating Officer. Remuneration of directors and key management personnel comprises:

	2020	2019
	$	$

Short-term benefits	387,822	363,778
Option-based awards	372,223	66,458

	760,045	430,236

Short-term benefits comprise salaries, director fees and employment benefits.

Option-based awards represent the cost to the group of senior management and directors’ participation in the incentive stock option plan, as measured by the fair value of instruments granted accounted for in accordance with IFRS 2, Share-based Payment. For details of these plans refer to note 7 to the consolidated financial statements.

13. Income taxes

The recovery of income taxes differs from the amount obtained by applying the statutory Canadian federal and provincial income tax rates to loss for the year as follows:

	2020	2019
	$	$

Recovery of income taxes based on the combined statutory income tax rate of 27.00% (2019 – 27.00%)	(1,251,000)	(1,290,000)
Deferred income tax assets not recognized	1,384,000	1,230,000
Financing costs	(316,000)	(12,000)
Non-deductible items and tax adjustments	183,000	72,000

Recovery of income taxes	-	-

BURCON NUTRASCIENCE CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS March 31, 2020 and 2019 (Prepared in Canadian dollars)

As at March 31, 2020 the Company has non-capital losses of approximately $58,032,000 (2019 - $52,941,000) available to reduce taxable income in future years. These losses expire as follows:

$

2026	800,000
2027	1,124,000
2028	1,344,000
2029	1,596,000
2030	2,691,000
2031	4,358,000
2032	5,327,000
2033	4,606,000
2034	5,507,000
2035	5,623,000
2036	4,895,000
2037	4,612,000
2038	5,303,000
2039	5,215,000
2040	5,031,000

58,032,000

In addition, the Company has SR&ED expenditures of approximately $15,130,000 available to carry forward indefinitely.

ITCs of $5,221,000 may be used to offset deferred income taxes otherwise payable and expiring between 2021 and 2040.

Included in interest and other income is $18,655 (2019 - $87,362) of refundable ITCs, which is included in amounts receivable at March 31, 2020.

The tax effects of temporary differences that give rise to deferred income tax assets are as follows:

	2020	2019
	$	$

Deferred income tax assets (liability)
SR&ED expenditures	4,073,000	4,048,000
Losses from operations carried forward	15,668,000	14,293,000
Investment in Merit Foods	215,000	-
Deferred development costs	(386,000)	-
Interest expense	(2,000)	82,000
Financing costs	334,000	60,000
Property and equipment	132,000	168,000

Unrecognized deferred income tax assets	20,034,000	18,651,000

Management believes the realization of income tax benefits related to these losses and other potential deferred income tax assets is uncertain at this time and cannot be viewed as probable. Accordingly, the Company has not recognized these deferred income tax assets.

BURCON NUTRASCIENCE CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS March 31, 2020 and 2019 (Prepared in Canadian dollars)

14. Financial instruments

Credit risk

The financial instruments that expose the Company to a concentration of credit risk are cash and cash equivalents and amounts receivable. The Company’s cash and cash equivalents may comprise interest-bearing savings instruments with Canadian chartered banks. The Company limits its exposure to credit loss by placing its cash and cash equivalents with two Canadian chartered banks.

Interest rate risk

All of the Company’s financial instruments are non-interest bearing except for cash and cash equivalents that earn interest at variable market rates, the Note and the Loan that bear interest at fixed interest rates. Burcon’s cash and cash equivalents are held at two Canadian chartered banks to maximize interest and to diversify risk. For the year ended March 31, 2020, the weighted average interest rate earned on the Company’s cash and cash equivalents was 1.92% per annum (2019 – 1.68% per annum). The impact of a 1% strengthening or weakening of interest rates on the Company’s cash and cash equivalents at March 31, 2020 is estimated to be a $150,000 increase or decrease in interest income per year.

Liquidity risk

The Company manages liquidity risk through the management of its capital structure (note 15). It also manages liquidity risk by monitoring actual and forecasted cash flows taking into account current and planned operations. The Company’s estimated minimum contractual undiscounted cash flow requirement for its financial liabilities at March 31, 2020 is $11,092,139, of which $1,592,139 is due within the next 12 months.

Fair value

The fair value of the Company’s short-term financial assets and financial liabilities, including cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities and accrued interest, approximates their carrying values due to the short-term maturities of these financial instruments.

The fair value of the loan to Merit Foods approximates the carrying value as at March 31, 2020 given the risk profile of Merit Foods has not changed substantially since the issue date of the loan to Merit Foods.

BURCON NUTRASCIENCE CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS March 31, 2020 and 2019 (Prepared in Canadian dollars)

The carrying values and fair values of financial instruments, by class, are as follows as at March 31, 2020 and 2019:

As at March 31, 2020
	At fair value	Financial	Financial	Fair value
	through	assets at	liabilities at
	profit or loss	amortized	amortized
		cost	cost
Financial assets	$	$	$	$
Cash and cash equivalents	-	15,030,988	-	15,030,988
Amounts receivable	-	332,248	-	332,248
Loan to Merit Foods	-	2,659,830	-	2,659,830
Total	-	18,023,066	-	18,023,066
Financial liabilities
Accounts payable and accrued liabilities	-	-	1,067,251	1,067,251
Accrued interest	-	-	249,310	249,310
Deferred revenue	-	-	275,578	275,578
Convertible debentures	-	-	6,731,350	6,731,350
Total	-	-	8,323,489	8,323,489

As at March 31, 2019
	At fair value	Financial	Financial	Fair value
	through profit	assets at	liabilities at
	or loss	amortized	amortized
		cost	cost
Financial assets	$	$	$	$
Cash and cash equivalents	-	489,215	-	489,215
Amounts receivable	-	126,605	-	126,605
Total	-	615,820	-	615,820
Financial liabilities
Accounts payable and accrued liabilities	-	-	633,209	633,209
Short-term loan	-	-	1,250,000	1,250,000
Convertible note	-	-	1,990,686	1,990,686
Accrued interest	-	-	564,251	564,251
Derivative liability	5,384	-	-	5,384
Total	5,384	-	4,438,146	4,443,530

BURCON NUTRASCIENCE CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS March 31, 2020 and 2019 (Prepared in Canadian dollars)

Currency risk

The Company has not hedged its exposure to currency fluctuations. As at March 31, 2020 and 2019, the Company is exposed to currency risk through the following assets and liabilities denominated in U.S. dollars:

	March 31,	March 31,
	2020	2019

U.S. Dollars
Cash and cash equivalents	$21,819	$48,219
Amounts receivable	2,528	8,826
Accounts payable and accrued liabilities	(40,556)	(27,502)
Net exposure	$(16,209)	$29,543

Canadian dollar equivalent	$(22,996)	$39,479

Based on the above net exposure at March 31, 2020, a 10% appreciation or depreciation of the U.S. dollar against the Canadian dollar would have resulted in an increase/decrease of approximately $2,000 (March 31, 2019 - $4,000) in the Company’s loss from operations.

15. Capital disclosures

The Company considers its capital to be its shareholders’ equity.

The Company manages its capital structure to have sufficient resources available to meet day-to-day operating requirements, continue as a going concern and fund its research and development program. The Company is dependent on non-operating sources of cash, primarily from issuing equity and debt, to fund its operations and research development programs. The Company monitors its capital and the expected cash flows required to achieve its business objectives to determine its future financing needs. It seeks additional capital when deemed appropriate, but there is no assurance that it will be able to secure the necessary capital when required.

The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the year ended March 31, 2020.

BURCON NUTRASCIENCE CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS March 31, 2020 and 2019 (Prepared in Canadian dollars)

16. Subsequent events Subsequent to the year-end:

a) $960,000 of convertible debentures were converted at $1.05 for 914,283 common shares.

b) The Company provided a short-term LC in the amount of $6.5 million and also provided a $4 million guarantee of Merit Foods’ debt obligations. See note 4 for details.